Brian T. London

Associate

+1.215.963.5886

December 16, 2020

FILED AS EDGAR CORRESPONDENCE

Alison White, Esq.

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Response letter to comments on Form N-14 for The Advisors’ Inner Circle Fund III (File No. 333-249773)

Dear Mses. White and Fettig:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s registration statement on Form N-14 (the “Registration Statement”), filed on October 30, 2020, with respect to the following reorganizations: (i) the reorganization of the AMG SouthernSun Small Cap Fund, a series of AMG Funds, into the SouthernSun Small Cap Fund, a newly created series of the Trust and (ii) the reorganization of the AMG SouthernSun U.S. Equity Fund (together with the AMG SouthernSun Small Cap Fund, the “Target Funds,” and each, a “Target Fund”), a series of AMG Funds, into the SouthernSun U.S. Equity Fund (together with the SouthernSun Small Cap Fund, the “Acquiring Funds,” and each, an “Acquiring Fund”), a newly created series of the Trust. Below, we have briefly summarized your comments and questions, and provided responses based on information provided by the Trust, SouthernSun Asset Management, LLC (the “Adviser”) or AMG Funds LLC. Capitalized terms not defined herein should be given the meaning provided in the Registration Statement. To the extent comments received from the Office of the Chief Accountant and from the Disclosure Review Office are the same, they are provided in response to the comments under the Office of the Chief Accountant section only to avoid duplication.

Comments from the Office of the Chief Accountant

1.	Comment. In the Introduction to the Proxy Statement/Prospectus, please disclose, if applicable, alternatives other than a liquidation that the Target Trust Board considered pursuing if shareholders of a Target Fund do not approve the applicable Reorganization.

Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001

Alison White, Esq.

Christina DiAngelo Fettig

December 16, 2020

Response. The requested change has been made.

Summary of Key Information:

2.	Comment. Under the heading “How do the Funds’ fees and expenses compare”:

(a) Please explain supplementally why shareholder servicing fees for each Acquiring Fund’s current fiscal year are only estimated to be 0.11% while the Acquiring Funds are subject to a maximum shareholder servicing fee of up to 0.15%.

(b) Please clarify, if accurate, that the current other expenses of the AMG SouthernSun U.S. Equity Fund are projected to be the same as the pro forma other expenses of its corresponding Acquiring Fund, as indicated in the Funds’ fee table included in Exhibit A.

Response.

(a) Shareholder servicing fees for each Acquiring Fund’s current fiscal year were estimated to be 0.11% (rather than the maximum 0.15%) based on a review of current payments made by the corresponding Target Fund.

(b) The requested change has been made to clarify that the current other expenses of the AMG SouthernSun U.S. Equity Fund are projected to be the same as the pro forma other expenses of its corresponding Acquiring Fund.

3.	Comment. Under the heading “Who will pay the costs of the Reorganizations”:

(a) Please disclose that the Adviser will pay the cost of the Reorganizations whether or not the Reorganizations are consummated, as stated in Section 9.2 of the Agreement.

(b) Please disclose that the costs relating to a Reorganization that the Acquiring Funds’ Adviser or an affiliate of the Acquiring Fund’ Adviser will not pay for include brokerage or other transaction costs, including capital gains taxes and transfer taxes for foreign securities, incurred in connection with the Reorganization, as stated in Section 9.2 of the Agreement, and consider further disclosing that such costs shall be borne by the Target Fund.

Response.

(a) The requested change has been made.

(b) The requested change has been made.

Alison White, Esq.

Christina DiAngelo Fettig

December 16, 2020

The Proposed Reorganizations:

4.	Comment. Under the heading “Federal Income Tax Considerations” please disclose the dollar amounts and expiration dates of any capital loss carryforwards of the Target Funds, as of the most recent fiscal year or semi-annual period.

Response. The requested change has been made.

Exhibit A: Fees and Expenses of the Funds:

5.	Comment. Please confirm supplementally that the fee tables show the current fees of the Target Funds in accordance with Item 3 of Form N-14.

Response. The Target Trust confirms that the fee tables show the current fees of the Target Funds in accordance with Item 3 of Form N-14.

6.	Comment. Please explain supplementally why the fee tables for the AMG SouthernSun Small Cap Fund – SouthernSun Small Cap Fund Reorganization indicate that the Acquiring Fund is not expected to incur Acquired Fund Fees for its initial period of operations, while the fee tables also indicate that the corresponding Target Fund is currently incurring 0.01% in Acquired Fund Fees.

Response. The referenced fee tables have been revised to reflect that the Acquiring Fund is expected to incur the 0.01% in Acquired Fund Fees currently incurred by the corresponding Target Fund. In addition, footnote 2 to the referenced fee tables has been revised to clarify that acquired fund fees and expenses (“AFFE”) will not be excluded from the Acquiring Fund’s expense limits during the initial term of the Expense Limitation Agreement (the “ELA”) between the Trust, on behalf of the Acquiring Funds, and SouthernSun (i.e., for the period ending January 31, 2022). The Trust also confirms that (i) similar changes will be made to the Acquiring Funds’ prospectus filed with the SEC pursuant to Rule 485(a) on September 18 prior to effectiveness of that filing; and (ii) the ELA, once filed with the SEC, will show that AFFE will not be excluded from the Acquiring Funds’ expense limits during the initial term of the ELA.

7.	Comment. If applicable, please disclose that the Acquiring Funds’ Adviser will be able to recoup Target Funds’ expenses previously waived by the Target Funds’ adviser.

Response. The Trust confirms that the Acquiring Funds’ Adviser will not be able to recoup the Target Funds’ expenses previously waived by the Target Funds’ adviser. Accordingly, no disclosure has been added in response to this Comment.

8.	Comment. In the Example table for the AMG SouthernSun Small Cap Fund – SouthernSun Small Cap Fund Reorganization, please confirm whether the 1 Year example number for Class N Shares – SouthernSun Small Cap Fund and Class N Shares – Pro Forma Combined should be $128 rather than $125 and, if so, please update the table accordingly.

Alison White, Esq.

Christina DiAngelo Fettig

December 16, 2020

Response. The Trust confirms that the 1 Year example numbers for Class N Shares – SouthernSun Small Cap Fund and Class N Shares – Pro Forma Combined are $128, and the Example table has been updated accordingly.

Comments from the Disclosure Review Office

General Comments:

9.	Comment. Please revise the Registration Statement to reflect the Staff’s comments on the Acquiring Funds 485(a) filing on September 18, as applicable.

Response. The Trust confirms that the Registration Statement was revised to reflect the Staff’s comments on the Acquiring Funds 485(a) on September 18, as applicable.

10.	Comment. Please confirm supplementally that virtual meetings of the Target Funds’ shareholders are permitted under the Target Trust’s governing documents and applicable state law and provide the relevant citations to the Target Trust’s governing documents.

Response. The Target Trust has confirmed that virtual meetings of the Target Funds’ shareholders are permitted under the Target Trust’s governing documents and applicable state law. Article V, Section 2 of the Target Funds’ Agreement and Declaration of Trust (the “Declaration”) provides that “[a] meeting of Shareholders may be held at any place designated by the Trustees.” In addition, Article V, Section 1 of the Target Funds’ Declaration provides that “[f]or the avoidance of doubt, where Shareholders may pursuant to the terms of a notice of a meeting of Shareholders (which may be amended from time to time) participate in and vote at such meeting by means of remote communication, shares voted by means of such remote communication shall constitute shares voted in person.”

Summary of Key Information:

11.	Comment. Under the heading “What are the reasons for the proposed Reorganizations,” please explain the basis for the Adviser’s belief that the reorganizations will provide potential future economies of scale.

Response. The referenced section has been updated to explain that the Adviser believes that the reorganizations will provide potential future economies of scale by spreading the fixed costs involved with operating the Acquiring Funds across a larger asset base.

12.	Comment. In the “How do the Funds’ fees and expenses compare” heading, please revise the current disclosure to clarify the differences in the current expenses of each Target Fund and the projected pro forma expenses of its corresponding Acquiring Fund.

Response.       The requested change has been made.

Alison White, Esq.

Christina DiAngelo Fettig

December 16, 2020

13.	Comment. Under the “Who will pay the costs of the Reorganizations” heading, please supplementally clarify whether there will be any indirect costs associated with the Reorganizations (e.g., repositioning of securities) and, if so, who will pay for such costs.

Response. The referenced disclosure has been updated to clarify that (i) indirect costs associated with the Reorganizations, including brokerage commissions incurred in any repositioning of the securities, are expected to be minimal; and (ii) any indirect costs of a Target Fund relating to the Reorganization of such Target Fund incurred prior to the close of the Reorganization will be borne by the Target Fund; provided, however, that with respect to the payment of any actual transfer taxes incurred by the Target Fund in conjunction with the delivery of the Target Fund’s assets to the Acquiring Fund, to the extent such transfer taxes are not paid for or accounted for by the Target Fund on its balance sheet at Closing, will be paid by the Acquiring Fund’s Adviser.

Additional Information About the Funds:

14.	Comment. Under the “Comparison of Principal Investment Strategies” heading, please update the existing disclosure to more clearly highlight the key differences between the principal investment strategies of the Target Funds and the principal investment strategies of the Acquiring Funds described in this section.

Response. The requested change has been made.

15.	Comment. Under the “Comparison of Principal Risks of Investing in the Funds” heading, in the first paragraph, please clarify what it means that the principal risks of the Target Funds and the Acquiring Funds are “presented differently.”

Response. The referenced paragraph has been revised in response to this Comment.

16.	Comment. Under the “Comparison of Shareholder Rights” heading, please update the disclosure to more clearly highlight any differences between the rights of Target Fund shareholders and Acquiring Fund shareholders as provided for in each Fund’s governing documents and governing law.

Response.        The requested change has been made.

Proposed Reorganizations:

17.	Comment. Under the “Board Considerations in Approving the Reorganizations” heading, please consider adding disclosure clarifying whether there are expected to be any indirect costs associated with the Reorganizations (e.g., repositioning of securities) and, if so, who will pay for such costs.

Response. The requested change has been made.

Alison White, Esq.

Christina DiAngelo Fettig

December 16, 2020

Voting Information:

18.	Comment. Under the “Share Ownership by Large Shareholders, Management and Trustees” heading, please consider disclosing that, because the Acquiring Funds have not commenced operations as of the date of the Proxy Statement/Prospectus, the Acquiring Funds do not have any share ownership to report.

Response. The requested change has been made.

Other Matters:

19.	Comment. Please revise the capitalization tables to reflect that the Acquiring Funds did not hold any shares as of September 30, 2020.

Response. The requested change has been made.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5886.

Sincerely,

/s/ Brian T. London

Brian T. London

cc:	Michael Beattie, President, The Advisors’ Inner Circle Fund III